Intellon Corporation

5100 West Silver Springs Blvd.

Ocala, Florida 34482

September 12, 2007

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Mail Stop 6010

Attn:	Russell Mancuso
Tom Jones
Angela Crane
Kevin Kuhar

Re:	Intellon Corporation
Registration Statement on Form S-1
File No. 333-144520
Initially Filed on July 12, 2007

Ladies and Gentlemen:

By this letter, we are providing the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) notice of change of counsel by Intellon Corporation (the “Company”). The Company was previously represented by Wilson Sonsini Goodrich & Rosati, P.C. On all matters before the Staff with respect to the Company’s Registration Statement on Form S-1 (File No. 333-144520) (the “Registration Statement”), the Company will be represented by Proskauer Rose LLP.

All correspondence and communications with the Staff regarding the Company, including with respect to the Registration Statement, should be directed to Trevor Chaplick of Proskauer Rose LLP at the following address:

Trevor J. Chaplick, Esq.

Proskauer Rose LLP

1001 Pennsylvania Avenue, NW

Suite 400 South Washington DC 20004-2533

tchaplick@proskauer.com

(202) 416-6829 (direct)

(202) 416-6899 (fax)

Please do not hesitate to call me at (352) 237-7416 or Mr. Chaplick at (202) 416-6829 if you have any questions.

INTELLON CORPORATION

By:	/s/ Larissa M. Cochron
Larissa M. Cochron Vice President and General Counsel

cc:	Charlie Harris
Brian McGee
Trevor Chaplick
Julie Jones, Ropes & Gray LLP